UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: July 27, 2011	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

London, 27 July 2011
CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 1 July 2011

Gross margin increased. Strong underlying profitability in quarter.

Progress with new generation portfolio of 40nm products.

CSR plc (“CSR” and “the Company”) today reports second quarter results for the 13 weeks to 1 July 2011 and results for the first half year:

•	Second quarter and first half financial performance

•	Revenues in Q2 of $193.9m (Q2 2010: $220.7m) in line with management guidance (H1 2011 $357.8m, H1 2010 $393.8m),

•	Increased gross margin in Q2 under IFRS of 49.0% (Q2 2010: 47.0%), underlying gross margin of 49.8% (Q2 2010: 47.5%) reflecting business shift towards Audio & Consumer and Automotive & PND,

•	Reduced SG&A and R&D costs in Q2 under IFRS of $81.8m (Q2 2010: $85.9m), underlying operating expenses of $72.3m (Q2 2010: $80.9m) reflecting lower litigation, IP and employee-related costs,

•	Operating profit in Q2 under IFRS of $13.2m (Q2 2010: $17.7m), underlying operating profit of $24.2m (Q2 2010: $24.0m), (H1 2011: $9.9m, H1 2010: $22.7m),

•	IFRS EPS in Q2 of $0.07 (Q2 2010: $0.07), underlying EPS of $0.09 (Q2 2010: $0.12) after underlying tax charge.

•	Continued progress on new generation of products

•	Multiple design wins for CSR µEnergy™ Bluetooth low energy solutions,

•	Four lead customers for next-generation 40nm automotive platform and three automotive Wi-Fi wins contributing to strong Automotive & PND pipeline,

•	Demonstrated next-generation 40nm location platform with multi-GNSS capability,

•	Bluetooth/Wi-Fi combo chip utilizing 40nm in final stages of development.

•	Proposed merger with Zoran Corporation on track to complete in the third quarter.

SECOND QUARTER FINANCIAL SUMMARY	IFRS				Underlying*
	Q2 2011		Q2 2010	Change	Q2 2011	Q2 2010	Change
Revenue	$193.9m		$220.7m	(12.1%)	$193.9m	$220.7m	(12.1%)
Gross profit	$95.0m		$103.6m	(8.3%)	$96.6m	$105.0m	(8.0%)
Gross margin	49.0%		47.0%	2.0%	49.8%	47.5%	2.3%
R&D expenditure	$50.0m		$55.2m	(9.4%)	$47.8m	$52.3m	(8.6%)
SG&A expenditure	$31.8m		$30.7m	3.6%	$24.5m	$28.6m	(14.3%)
Operating profit	$13.2m		$17.7m	(25.4%)	$24.2m	$24.0m	0.8%
Tax (credit) charge	($0.1m	)	$4.4m	($4.5m )	$7.3m	$2.9m	$4.4m
Diluted earnings per share	$0.07		$0.07	$0.00	$0.09	$0.12	($0.03)
Net cash from operating activities	$31.0m		$24.4m	$6.6m	$31.0m	$24.4m	$6.6m

HALF YEAR FINANCIAL SUMMARY	IFRS				Underlying*
	H1 2011		H1 2010	Change	H1 2011	H1 2010	Change
Revenue	$357.8m		$393.8m	(9.1%)	$357.8m	$393.8m	(9.1%)
Gross profit	$173.9m		$182.9m	(4.9%)	$177.0m	$185.5m	(4.6%)
Gross margin	48.6%		46.4%	2.2%	49.5%	47.1%	2.4%
R&D expenditure	$102.7m		$102.0m	0.7%	$97.6m	$96.0m	1.7%
SG&A expenditure	$61.3m		$58.2m	5.3%	$55.2m	$54.0m	2.2%
Operating profit	$9.9m		$22.7m	(56.4%)	$24.3m	$35.5m	(31.5%)
Tax (credit) charge	($1.0m	)	$5.5m	($6.5m )	$5.4m	$4.0m	$1.4m
Diluted earnings per share	$0.05		$0.09	($0.04)	$0.11	$0.17	($0.06)
Net cash from operating activities	$20.7m		$21.7m	($1.0m )	$20.7m	$21.7m	($1.0m )

*Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, acquisition fees, integration & restructuring costs, litigation and patent settlement costs and the unwinding of discount on litigation settlements. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 22 and 23.

Joep van Beurden, Chief Executive Officer, said: “Our business has been resilient in the second quarter, with underlying operating profit reflecting the strong gross margin and our lower operating expenses.

“We are delivering on our portfolio of new generation products on the 40nm node, which increases our competitiveness. During the second quarter, we demonstrated our next-generation location platform and we are in the final stages of development of our Bluetooth/Wi-Fi combo chip.

“Despite increasing economic uncertainty and weakness in some areas of the handset market, we expect our overall business to display normal seasonality in the second half of the year, as we increase our strength in the consumer and automotive markets. Our Audio & Consumer business is expecting growth particularly in the audio market where we maintain our market leadership, while our Automotive & PND businesses is expected to benefit from the lifting of capacity constraints.

“We look forward to completing our proposed merger with Zoran Corporation during the third quarter, which will bring us strategic benefits as we bring together our expertise in location and connectivity with Zoran’s strength in imaging and video.”

OUTLOOK

We expect third quarter revenues to be in the range of $200m to $220m for CSR as a standalone business, which excludes any revenues from the proposed merger with Zoran.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, SG&A expenditure, and operating profit, operating margin, finance (expense) income, profit before tax, underlying tax, underlying profit for the period and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the nearest IFRS measure is provided as part of the Supplementary Information, on pages 22 and 23.

Enquiries

CSR plc	FD
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Cynthia Alers, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am BST, 27 July 2011
Location:	UBS, 1 Finsbury Avenue, London EC2M 2PP
Details of the live video webcast, audio call and replay:	Available on the CSR website - www.csr.com/Q2-2011
North American conference call	9.00 am EDT, 6:00 a.m. PDT, 27 July 2011 Details available on the CSR website - www.csr.com/Q2-2011

Notice of 2011 Capital Market Days

CSR will host a capital markets day in London on 22 September 2011 at the offices of JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA and in New York on 28 September 2011 at the offices of JP Morgan, 277 Park Avenue New York, NY 10172. Details of both capital markets days will be shortly forthcoming on www.csr.com.

Operating Review

We continue to execute successfully against our strategy of diversifying our revenue base, and in the first half of 2011 our Audio & Consumer and Automotive & PND businesses increased their contribution as a share of our overall business to more than 65%. We increased our gross margin year-on-year as we move away from components towards supplying our customers with integrated platforms and systems-on-a-chip (SOC). Underlying operating profit in the second quarter reflected the strong gross margin, lower litigation and IP expenses, and lower employee-related costs.

We continue to extend our product portfolio and customer base through our development strategy and the strengthening of existing and new customer relationships, and believe that our move to the 40nm node will increase our competitiveness. During the second quarter, we demonstrated our next-generation 40nm location platform with multi Global Navigation Satellite Systems (GNSS) capability, reached the final stages of development of our Bluetooth/Wi-Fi combo chip and taped-out (meaning that, the manufacturing database has been sent to the foundry) our next-generation RF companion chip for our SOCs. We also tested our first 40nm NFC IP during the second quarter.

REVENUE BY BUSINESS	Q2 2011	Q2 2010	Change Q2 2011 to Q2 2010	H1 2011	H1 2010	Change H1 2011 to H1 2010
Handsets	$68.2m	$89.4m	(23.7%)	$136.5m	$175.2m	(22.1%)
Audio & Consumer	$69.2m	$71.2m	(2.8%)	$119.2m	$114.1m	4.4%
Automotive & PND	$56.5m	$60.1m	(6.0%)	$102.1m	$104.5m	(2.2%)
Total	$193.9m	$220.7m	(12.1%)	$357.8m	$393.8m	(9.1%)

Handset Business

Q2 2011: 35% of revenues (Q2 2010: 41% of revenues)

Second quarter revenues in Handset were $68.2m (Q2 2010: $89.4m), a decline of 24% from the comparable period last year, reflecting the continuing weakness in some areas of the handset market. Revenues for the first half of 2011 were $136.5m (H1 2010: $175.2m), a decline of 22% for the equivalent period.

During the second quarter, we secured new design wins for our CSR8000™ family and BC6 Bluetooth products in feature phones for a number of customers, including Nokia and Samsung. Our SiRFstarIV™ location product had additional design wins in smartphones and tablets from ZTE and other Asian manufacturers, and our SiRFstarIV location product with Samsung began contributing meaningful revenues during this quarter. We also introduced a Bluetooth low energy variant of our CSR8000 product for tablets and smartphones.

Audio & Consumer Business

Q2 2011: 36% of revenues (Q2 2010: 32% of revenues)

Revenues in Audio & Consumer were $69.2m (Q2 2010: $71.2m), a decline of 3% from a strong comparable period last year. Revenues for the first half of 2011 were $119.2m (H1 2010: $114.1m), an increase of 4% over the comparable period last year.

We secured multiple new design wins for our CSR µEnergy™ Bluetooth low energy solutions (CSR1000 and CSR1001) across a number of computer mice and keyboard vendors and we anticipate that these products will support further applications in the health and fitness markets. We believe that our Bluetooth low energy products will be used in advanced TV controllers, as new controllers offer additional functionality combined with long battery life, compared to line-of-site infra-red and other RF solutions.

We maintained our market leadership position in the audio headset market and saw strong growth in stereo headsets and speaker docks, with a series of design wins for our CSR8670™ next-generation audio platform. Our 1.6 HFP Bluetooth profile was ratified during the quarter, which includes Wideband Speech (also known as HD voice) capability. We expect the market for HD voice-enabled equipment to expand rapidly, providing future revenue opportunities. We qualified the BC6145™ to this new specification as the first mass-market mono headset solution to support this new hands-free profile. We are working with a number of customers, including LG, to bring consumer products to market based on the BC6145 and expect this chip to see increased revenues in the second half of the year.

Our Harmony product, which facilitates implementation of Bluetooth into Windows, qualified with a Tier One PC customer and should begin production in the second half of 2011. A number of other PC vendors are also evaluating Harmony 2.0. Harmony 2.0 supports the CSR aptX™ HD Audio Codec along with our technologies for Bluetooth, Bluetooth low energy and Wi-Fi.

In the digital still camera (DSC) market, we saw previously announced design wins at Panasonic, Canon, and Fujifilm beginning to grow in volume during the second quarter. Cameras and camcorders are increasingly incorporating Wi-Fi in addition to location-based products.

We had design wins for our Bluetooth, GPS and Wi-Fi products with a number of Tier One tablet and netbook suppliers. We are working with our development partners to offer modules to PC and tablet makers such as Sony, MIO and Sharp.

Automotive & PND Business

Q2 2011: 29% of revenues (Q2 2010: 27% of revenues)

Revenues in Automotive & PND were $56.5m (Q2 2010: $60.1m), a decline of 6% from the comparable period last year. We moved to a second source supplier late in the second quarter, thereby relieving capacity constraints. However, we saw some weakness in Japanese vehicle production and PND sales, especially in Western markets. Revenue for the first half of 2011 was $102.1m (H1 2010: $104.5m), a decline of 2% from the same period last year.

We maintained our market leadership position in Bluetooth with our SIG (Special Interest Group) qualifications performing strongly. We had a series of design wins in all areas of the auto market, across our four technologies: Bluetooth, Wi-Fi, location and our SOC product lines. Our next generation 40nm automotive infotainment and navigation SOC has four lead customers (with a strong pipeline of potential customers) and we had three further Wi-Fi design wins, taking the total Wi-Fi designs for the division to thirteen. We also had a major design win with our SiRFatlasV SOC for a new PND platform.

During the second quarter, we introduced the SiRFstarIV GSD4e-9500 GPS engine, the first SiRFstarIV architecture GPS device optimised for the automotive industry, and shipped industrial samples of the auto-qualified CSR8311, an advanced Bluetooth HCI device that is first to deliver Bluetooth low energy and Wideband Speech with HD voice capabilities to the automotive market. In addition, we brought to market a software module for the CSR6000 family of Wi-Fi chips that makers of in-vehicle infotainment systems can use to add Wi-Fi hot spot, Wi-Fi client and Bluetooth capabilities to any vehicle. We expect these three products to contribute to revenues during 2012.

Dividend

In respect of the 52 week period ending 30 December 2011, the Directors are declaring an interim dividend of £0.02 ($0.03) per ordinary share. The dividend will be paid on 9 September 2011 to shareholders of record on 19 August 2011. The dividend will be paid in sterling, and holders of ordinary shares will receive £0.02 per ordinary share.

The Proposed Merger With Zoran

On 17 June 2011 the Boards of Directors of CSR and Zoran Corporation (“Zoran”) announced that they had agreed revised terms for CSR’s proposed merger with Zoran that was previously announced on 21 February 2011. Completion is expected in the third quarter of 2011 and is subject to the approval of CSR and Zoran shareholders and other customary closing conditions. It will bring together our capabilities in location, connectivity and audio, with Zoran’s skills in imaging and video and will enhance the portfolio of solutions available to both companies’ customers.

Share Buyback Update

At the end of the first quarter, we entered into an agreement with a nominated advisor, whereby it continued the share buyback programme on our behalf during the close period, following the end of our first quarter. Under this agreement, it had authority to purchase shares on behalf of the Company in the market and bought back a further 2,700,400 shares for an aggregate consideration of $16.4m. The share buyback programme has now ended. In total, we have bought back 14,941,400 shares since October 2010 for an aggregate amount of $84.7m, including all costs related to the buyback.

People

Total headcount was 1,625 as at 1 July 2011 (Q1 2011: 1,613).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain.

With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

In connection with the pending merger with Zoran, as further described in CSR’s registration statement on Form F-4 as filed with the Securities and Exchange Commission, CSR was named in a number of purported class action lawsuits in the U.S., which are typical in a transaction of this nature.

CSR is defending a patent case against Bandspeed, Inc, in the U.S. District Court for the Western District of Texas. A Markman claim construction hearing took place on 8 March 2011, but the Court has not issued its Markman ruling. A trial is anticipated in the second half of 2012, although a specific trial date has not been set. Although CSR is not a party to another Bandspeed case pending in the U.S. District Court for the Eastern District of Texas, a number of defendants have requested indemnification from CSR. A trial date for this Eastern District of Texas case has been set for 1 July 2013.

In response to Bandspeed’s actions, on 1 April 2011, CSR filed a patent infringement lawsuit in the US District Court for the Central District of California against Bandspeed asserting that Bandspeed’s products infringe CSR’s patents. The case is in its early stages; discovery has not commenced and a trial date has not been set.

On 16 March 2011, Mosaid filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas against thirty-three defendants, including CSR. Mosaid’s patent infringement allegations are targeted at certain of the defendants’ products embracing Wi-Fi technology. The case is in its early stages; discovery has not begun and a trial date has yet to be set.

On 22 March 2011, Azure Networks, LLC and Tri-County Excelsior Foundation filed a patent infringement lawsuit in the US District Court for the Eastern District of Texas against a number of defendants, including CSR, alleging that certain of the defendants’ products that embrace Bluetooth technology infringe Azure’s patent. The case is in its preliminary stages; discovery has not begun and a trial date is yet to be set.

In the fourth quarter of 2010, the original sellers of NordNav Technologies AB filed for arbitration proceedings in Sweden against CSR of a potential claim in respect of a $17.5m earnout relating to that acquisition. This matter is currently scheduled for arbitration in October 2011.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable as of the date hereof.

In the first quarter of 2011, along with other wireless semiconductor companies, CSR negotiated a confidential settlement agreement with Wi-LAN to dismiss all litigation against CSR and its customers and obtain a multi-year licensing arrangement with respect to Wi-LAN’s wireless patent portfolio.

Following our legal settlement with Broadcom Corporation, announced on 11 January 2011, CSR negotiated a legal recovery of $14.5m from a third party in favour of CSR. No further recoveries in favour of CSR toward the Broadcom settlement are anticipated.

Financial Review – Second Quarter ended 1 July 2011

SECOND QUARTER FINANCIAL SUMMARY	IFRS				Underlying*
	Q2 2011		Q2 2010	Change	Q2 2011	Q2 2010	Change
Revenue	$193.9m		$220.7m	(12.1%)	$193.9m	$220.7m	(12.1%)
Gross profit	$95.0m		$103.6m	(8.3%)	$96.6m	$105.0m	(8.0%)
Gross margin	49.0%		47.0%	2.0%	49.8%	47.5%	2.3%
R&D expenditure	$50.0m		$55.2m	(9.4%)	$47.8m	$52.3m	(8.6%)
SG&A expenditure	$31.8m		$30.7m	3.6%	$24.5m	$28.6m	(14.3%)
Operating profit	$13.2m		$17.7m	(25.4%)	$24.2m	$24.0m	0.8%
Tax (credit) charge	($0.1m	)	$4.4m	($4.5m )	$7.3m	$2.9m	$4.4m
Diluted earnings per share	$0.07		$0.07	$0.00	$0.09	$0.12	($0.03)
Net cash from operating activities	$31.0m		$24.4m	$6.6m	$31.0m	$24.4m	$6.6m

Revenue

Revenue for the second quarter of $193.9m increased 18% over first quarter revenues of $163.9m due to typical seasonality and declined 12% over the comparable period last year. The majority of the decline is attributable to a 24% reduction in revenues from the Handset business and reflects weakness in some areas of this market. Revenues for the Audio & Consumer and Automotive & PND businesses were broadly stable.

Gross Profit

Gross margin under IFRS increased 2% for the second quarter, compared to 47.0% in the comparable period last year. Underlying margin similarly increased to 49.8% in the second quarter from 47.5% in the comparable period. The significant increases in gross margin reflect a continuing shift towards the higher margin Audio & Consumer and Automotive & PND businesses, which together represented 65% of our second quarter revenues, compared to 59% in the comparable period. We expect this shift in business mix to continue.

Operating Expenses

R&D expenditure under IFRS decreased by $5.2m to $50.0m in the second quarter 2011 (Q2 2010: $55.2m). R&D expenses in the second quarter 2010 were high due to a significant one-off expense of $5.9m for intellectual property purchased for our next generation of location platforms. The decrease in R&D expenditure compared to first quarter 2011 is primarily attributable to a reduction in variable employee costs.

SG&A expenditure under IFRS in the second quarter of $31.8m (Q2 2010: $30.7m) increased by $1.1m over the comparable period, due to fees related to the proposed merger with Zoran. The decrease of $4.1m in underlying SG&A expenditure over the comparable period primarily reflects reduced litigation expenses.

We continue to expect overall full year underlying operating expenses to be within our previously announced range of $305m-$315m for CSR as a standalone business (pre our proposed merger with Zoran), excluding acquisition related expenses.

Operating Profit

Operating profit under IFRS declined over the comparable period, after including fees related to our proposed merger with Zoran. Underlying operating profit for the second quarter of $24.2m was broadly flat, reflecting improved gross margins and lower expenses, which together offset the revenue decline.

Investment Income and Finance Income (expense)

Finance expense under IFRS for the second quarter includes foreign exchange losses of $0.8m (Q1 2011: gain $0.9m, Q2 2010: loss $0.6m) on non-US dollar balances, $0.6m (Q1 2011: $0.7m, Q2 2010: nil) of interest expense arising from the unwinding of the discount on the Broadcom litigation settlement and $0.3m (Q1 2011: nil, Q2 2010: nil) of revaluation losses on the close period share buyback liability. The interest expense and revaluation losses are excluded on an underlying basis.

Tax

During the second quarter we recorded an IFRS tax credit of $0.1m. On an underlying basis, our tax charge was $7.3m. Combined with the tax credit in quarter one 2011, this drives an underlying effective tax rate for the half year of 22%. In the comparable period last year we recorded an IFRS tax charge of $4.4m and an underlying tax charge of $2.9m. Tax in 2010 benefited from lower rates for some of our subsidiaries, due to the final year of the legacy SiRF tax structure.

Due to the effects of deferred tax related to the recognition of US losses, we expect the IFRS tax charge for the full year to be approximately nil, with the underlying effective rate of around 20%, which is lower than the UK statutory rate, mainly due to R&D tax credits.

Earnings

EPS under IFRS for second quarter 2011 was $0.07, flat on second quarter 2010 and a significant increase compared to first quarter 2011 loss of $0.01. Underlying EPS was $0.09 for the second quarter 2011, a decline from $0.12 in the second quarter 2010, due to underlying tax charges and was a significant increase compared to underlying first quarter 2011 profit of $0.02.

Cash, cash equivalents, treasury deposits and investments

During the second quarter, positive working capital movements contributed to a strong operating cash generation of $31.0m (Q2 2010: $24.4m). During the quarter, we invested $7.6m in tangible and intangible fixed assets and returned a significant amount of cash to shareholders, as we paid $11.0m in respect of our maiden dividend and $22.3m as part of the share buyback programme. As a result, the total cash, cash equivalents, treasury deposits and investments declined from $400.8m to $388.4m.

Balance Sheet

Inventory balances remained consistent with the first quarter 2011, but inventory days improved from 104 days to 90 days, because of increased shipment levels. Strong second quarter cash collections in 2011 led to a 3 day reduction in days’ sales outstanding from first quarter 2011. The 35 days at the end of the second quarter represents a 6 day reduction in days’ sales outstanding over the comparable period and contributes to a Trade Receivables balance at the end of the second quarter of $97.8m (H2 2010: $105.9m).

Accounts payable remained at similar levels to the first quarter, while total liabilities declined due to the conclusion of the share buyback, which represented $32.4m of liabilities as at 1 April 2011.

Financial Review – Half year ended 1 July 2011

HALF YEAR FINANCIAL SUMMARY	IFRS				Underlying*
	H1 2011		H1 2010	Change	H1 2011	H1 2010	Change
Revenue	$357.8m		$393.8m	(9.1%)	$357.8m	$393.8m	(9.1%)
Gross profit	$173.9m		$182.9m	(4.9%)	$177.0m	$185.5m	(4.6%)
Gross margin	48.6%		46.4%	2.2%	49.5%	47.1%	2.4%
R&D expenditure	$102.7m		$102.0m	0.7%	$97.6m	$96.0m	1.7%
SG&A expenditure	$61.3m		$58.2m	5.3%	$55.2m	$54.0m	2.2%
Operating profit (loss)	$9.9m		$22.7m	(56.4%)	$24.3m	$35.5m	(31.5%)
Tax (credit) charge	($1.0m	)	$5.5m	($6.5m )	$5.4m	$4.0m	$1.4m
Diluted earnings (loss) per share	$0.05		$0.09	($0.04)	$0.11	$0.17	($0.06)
Net cash from operating activities	$20.7m		$21.7m	($1.0m )	$20.7m	$21.7m	($1.0m )

Revenue for the first half of 2011 of $357.8m declined 9% over the comparable period last year, due to a 22% reduction in revenues from the Handset business and continuing weakness in some areas of the handset market. Revenues for Audio & Consumer grew 4% over the comparable period while revenues for Automotive & PND were broadly stable.

Gross Profit

Gross margin under IFRS for the first half was 48.6%, a 2.2% increase compared to 46.4% in the comparable period last year. Underlying margin increased similarly to 49.5% in the first half of 2011 (H1 2010: 47.1%). The significant increases in gross margin reflect a continuing shift in our business towards the higher margin Audio & Consumer and Automotive & PND businesses, which together represented 62% of our first half 2011 revenues, compared to 55% in the comparable period.

Operating Expenses

R&D expenditure under IFRS, and on an underlying basis, remained at a similar level to the comparable period of last year. Increased headcount costs and engineering expenses related to new products in development during the first half of the year, offset the significant one-off expense of $5.9m during the comparable period in respect of IP purchased for our next generation of location platforms.

SG&A expenditure under IFRS increased by $3.1m to $61.3m in the first half 2011 (H1 2010: $58.2m). The benefit of litigation income of $14.5m was more than offset by $11.0m of fees related to the proposed merger with Zoran and $6.0m of patent litigation settlement costs.

Operating Profit

Operating profit under IFRS declined in the first half of 2011 over the comparable period last year, reflecting the decline in revenue and the net increase in SG&A as described above.

Underlying operating profit in the first half of 2011 of $24.3m (H1 2011: $35.5m) declined over the comparable period last year, primarily as the 2.4% improvement in gross margin did not fully offset the revenue decline.

Investment income and Finance income (expense)

In the first half of 2011, finance expense under IFRS increased over the comparable period last year, primarily due to the unwinding of discount on the Broadcom litigation settlement of $1.3m and revaluation losses on the close period share buyback liability of $0.3m. The unwinding of discount and revaluation losses are both excluded from our underlying results.

Tax

During the first half of 2011 we recorded a tax credit under IFRS of $1.0m, as a result of the recognition of deferred tax benefits. On an underlying basis, our tax charge was $5.4m, reflecting an underlying effective tax rate of 22%.

In the first half of 2010 we recorded a tax charge of $5.5m under IFRS. The underlying tax charge was $4.0m.

Earnings

EPS for the first half of 2011 is $0.05 (H1 2010: $0.09), a decrease from the first half of 2010. Underlying EPS declined in line with lower underlying operating profit.

Cash, cash equivalents, treasury deposits and investments

During the first half of 2011, cash generated from operations of $21.4m was consistent with $22.2m in the first half of 2010. During the period, we returned $11.0m to shareholders through our maiden dividend and a further $47.5m as part of the share buyback programme. As a result total cash, cash equivalents, treasury deposits and investments declined from $440.1m to $388.4m.

Risks and uncertainties

The Board reported on the principal risks and uncertainties faced by the Group in the Annual Report and Financial Statements for the 52 weeks ended 31 December 2010. A detailed explanation can be found on pages 34 to 41 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com:

A summary of the nature of the risks faced by the Group, based on previous disclosures are

–	Risks related to the company, including the business model, products, including product development and design cycle, technological risk, strategic, commercial, customer, supplier, operational, financial, compliance, IP and litigation related risks.

–	Risks related to the industry, including economic factors, seasonality and cyclicality, foreign currency, technology, regulatory, competition and political stability related risks.

–	Other risks related to owning CSR ordinary shares.

A review of the principal risks and uncertainties has been conducted and in the view of the Board, there have not been any changes to the fundamental nature of these risks since the previous Annual Report and Financial Statements was issued and these principal risks and uncertainties are equally applicable to the remaining 26 weeks of the current financial period.

Responsibility statement

We confirm that to the best of our knowledge:

(a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

(b)	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and

(c)	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Chief Executive Officer	Chief Financial Officer
Joep van Beurden	Will Gardiner

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran Corporation (together such companies and their subsidiaries, the “Combined Group”) , as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the contemplated transaction with Zoran Corporation, including the expected cost, revenue, technology and other synergies from the transaction, the expected impact of the transaction for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the transaction with the Zoran Corporation, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the transaction with Zoran Corporation or to satisfy other conditions to such transaction on the proposed terms and timeframe; the possibility that the transaction with Zoran Corporation does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Condensed consolidated income statement

	Note	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
		$’000	$’000	$’000	$’000	$’000
Revenue		193,940	220,724	163,876	357,816	393,750

Cost of sales		(98,915)	(117,092)	(84,960)	(183,875)	(210,897)

Gross profit		95,025	103,632	78,916	173,941	182,853

Research and development costs		(49,999)	(55,190)	(52,737)	(102,736)	(101,953)
Selling, general and administrative expenses		(31,832)	(30,698)	(29,452)	(61,284)	(58,213)

Operating profit (loss)		13,194	17,744	(3,273)	9,921	22,687
Investment income		112	263	180	292	420
Finance (expense) income		(1,976)	(221)	236	(1,740)	(968)

Profit (loss) before tax		11,330	17,786	(2,857)	8,473	22,139
Tax		107	(4,447)	876	983	(5,533)

Profit (loss) for the period		11,437	13,339	(1,981)	9,456	16,606

Earnings (loss) per share		$	$	$	$	$
Basic	5	0.07	0.07	(0.01)	0.06	0.09
Diluted	5	0.07	0.07	(0.01)	0.05	0.09

Condensed consolidated statement of comprehensive income

	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	11,437	13,339	(1,981)	9,456	16,606

Other comprehensive income

Gain (loss) on cash flow hedges	265	(1,749)	4,059	4,324	(7,562)
Net tax on cash flow hedges in equity	(69)	490	(1,055)	(1,124)	2,118
Transferred to income statement in respect of cash flow hedges	(1,846)	1,147	(593)	(2,439)	(62)
Tax on items transferred from equity	480	(321)	154	634	18

Total comprehensive income for the period	10,267	12,906	584	10,851	11,118

Condensed consolidated balance sheet

	1 July 2011	31 December 2010
	(reviewed)	(audited)
	$’000	$’000
Non-current assets
Goodwill	224,651	224,651
Other intangible assets	44,264	36,070
Property, plant and equipment	28,385	28,354
Investment	3,500	1,000
Deferred tax asset	28,500	28,116

	329,300	318,191

Current assets
Inventory	95,681	85,306
Derivative financial instruments	3,383	1,870
Trade and other receivables	97,752	105,887
Corporation tax debtor	8,155	6,728
Treasury deposits and investments	135,929	267,833
Cash and cash equivalents	252,429	172,315

	593,329	639,939

Total assets	922,629	958,130

Current liabilities
Trade and other payables	123,564	125,223
Current tax liabilities	2,503	2,852
Obligations under finance leases	126	51
Derivative financial instruments	8	899
Provisions	4,060	5,602
Contingent consideration	1,593	—

	131,854	134,627

Net current assets	461,475	505,312

Non-current liabilities
Long term accruals	55,750	45,694
Contingent consideration	—	1,567
Long-term provisions	1,737	1,483
Obligations under finance leases	126	195

	57,613	48,939

Total liabilities	189,467	183,566

Net assets	733,162	774,564

Equity

Share capital	323	322
Share premium account	369,778	368,615
Capital redemption reserve	950	950
Merger reserve	61,574	61,574
Employee Benefit Trust Reserve	(34,862)	(39,064)
Treasury shares	(84,660)	(37,487)
Hedging reserve	3,008	1,123
Share based payment reserve	62,174	58,038
Tax reserve	40,877	41,641
Retained earnings	314,000	318,852

Total equity	733,162	774,564

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption Reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564
Profit for the period	—	—	—	—	—	—	—	—	—	9,456	9,456
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,885	—	(490)	—	1,395

Total comprehensive income (loss) for the period	—	—	—	—	—	—	1,885	—	(490)	9,456	10,851
Share issues	1	1,163	—	—	—	—	—	—	—	—	1,164
Shares issued from Employee Benefit Trust	—	—	—	—	4,202	—	—	—	—	(3,335)	867
Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	4,136	—	—	4,136
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(274)	—	(274)
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(10,973)	(10,973)

At 1 July 2011	323	369,778	950	61,574	(34,862)	(84,660)	3,008	62,174	40,877	314,000	733,162

	Called-up share capital	Share premium account	Capital redemption Reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111
Profit for the period	—	—	—	—	—	—	—	—	16,606	16,606
Other comprehensive (loss) income for the period	—	—	—	—	—	(7,624)	—	2,136	—	(5,488)

Total comprehensive (loss) income for the period	—	—	—	—	—	(7,624)	—	2,136	16,606	11,118
Share issues	3	4,501	—	—	—	—	—	—	—	4,504
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	5,905	—	—	5,905
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	8,739	—	8,739
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	1,095	—	1,095

At 2 July 2010	321	367,533	950	61,574	(40,224)	(4,119)	54,351	45,403	319,683	805,472

Condensed consolidated cash flow statement

		Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow (outflow) from operating activities	6	31,003	24,428	(10,301)	20,702	21,715

Investing activities
Interest received		223	230	89	312	401
Purchase of treasury deposits		(11,610)	(179,178)	(48,280)	(59,890)	(395,127)
Sales of treasury deposits		105,319	169,167	86,475	191,794	357,883
Purchases of property, plant and equipment		(4,415)	(2,433)	(5,670)	(10,085)	(4,025)
Purchases of intangible assets		(3,218)	(1,631)	(648)	(3,866)	(4,905)
Purchase of investment		(2,500)	—	—	(2,500)	—

Net cash from (used in) investing activities		83,799	(13,845)	31,966	115,765	(45,773)

Financing activities
Proceeds on issue of shares		136	935	1,024	1,160	4,578
Proceeds on issue of shares from Employee Benefit trust		646	—	228	874	—
Purchase of treasury shares		(22,325)	—	(25,186)	(47,511)	—
Equity dividends issued to shareholders		(10,973)	—	—	(10,973)	—

Net cash (used in) from financing activities		(32,516)	935	(23,934)	(56,450)	4,578

Net increase (decrease) in cash and cash equivalents		82,286	11,518	(2,269)	80,017	(19,480)

Cash and cash equivalents at beginning of period		170,983	139,140	172,315	172,315	170,601

Effect of foreign exchange rate changes		(840)	(565)	937	97	(1,028)

Cash and cash equivalents at end of period		252,429	150,093	170,983	252,429	150,093

Notes

1. Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 31 December 2010.

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 31 December 2010 on 8 February 2011.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 31 December 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRSs, this announcement does not contain itself sufficient information to comply with IFRSs.

The financial information for the quarters Q2 2011, Q1 2011 and Q2 2010 is unaudited. The financial information for the 26 weeks ended 1 July 2011 (identified as being reviewed) is the subject of the independent auditor’s review report. The financial information for the 26 weeks ended 2 July 2010 was previously the subject of an independent auditor’s review report.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 1 January 2010 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as issued by the IASB and as adopted by the European Union. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2011	13 weeks	2 April 2011 to 1 July 2011
H1 2011	26 weeks	1 January 2011 to 1 July 2011
Q1 2011	13 weeks	1 January 2011 to 1 April 2011
Q2 2010	13 weeks	3 April 2010 to 2 July 2010
H1 2010	26 weeks	2 January 2010 to 2 July 2010

2. Going Concern

The financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed on pages 1 to 6. A detailed explanation of the risk and uncertainties faced by the Group can be found on pages 34 to 41 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com and a description of the assessment of risk by the Group is given on page 67.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report, and accordingly they continue to adopt the going concern basis.

3. Changes in share capital

In Q2 2011 270,414 new ordinary shares were issued for employee option exercises. Consideration was $24,716 at a premium of $24,261. In addition, 243,373 ordinary shares were issued from the Employee Benefit Trust in Q2 2011 to satisfy employee option exercises.

During Q2 2011, CSR plc purchased 2,700,400 ordinary shares, all of which were held in treasury at 1 July 2011.

During H1 2011 445,577 new ordinary shares were issued for employee option exercises. Consideration was $1,183,716 at a premium of $1,182,261. In addition, 600,334 ordinary shares were issued from the Employee Benefit Trust in H1 2011 to satisfy employee option exercises.

During H1 2011, CSR plc purchased 7,796,400 ordinary shares, all of which were held in treasury at 1 July 2011.

As at 1 July 2011, there were 170,596,300 shares in issue. This figure is after adjusting for 14,941,400 ordinary shares held by CSR plc in treasury.

4. Amortisation of acquired intangibles

	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
Included within:	$’000	$’000	$’000	$’000	$’000
Cost of sales	1,527	1,321	1,527	3,054	2,642
Research and development costs	1,212	1,281	1,213	2,425	2,567
Selling, general and administrative expenses	893	844	915	1,808	1,688

Amortisation of acquired intangibles	3,632	3,446	3,655	7,287	6,897

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets, sales of which started in 2010. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

5. Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q2 2011	166,632,163	169,572,041
Q2 2010	179,394,867	182,907,676
Q1 2011	172,387,300	175,360,161
H1 2011	169,709,731	172,177,856
H1 2010	178,735,692	182,771,785

*	Share options are only treated as dilutive where the result after taxation is a profit.

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

6. Reconciliation of net profit (loss) to net cash from operating activities

	Q2 2011	Q2 2010	Q1 2011	H1 2011	H1 2010
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	11,437	13,339	(1,981)	9,456	16,606
Adjustments for:
Investment income	(112)	(263)	(180)	(292)	(420)
Finance costs (income)	1,976	221	(236)	1,740	968
Income tax (credit) expense	(107)	4,447	(876)	(983)	5,533
Changes in fair value of investments	309	442	—	309	442
Amortisation of intangible assets	5,566	4,210	4,893	10,459	8,641
Depreciation of property, plant and equipment	5,058	4,916	4,478	9,536	10,013
Loss on disposal of property, plant and equipment and intangible fixed assets	22	124	—	22	140
Share option charges	1,215	2,829	2,921	4,136	5,922
(Decrease) increase in provisions	(1,349)	(623)	60	(1,289)	(1,365)

Operating cash flows before movements in working capital	24,015	29,642	9,079	33,094	46,480
Increase in inventories	(303)	(5,713)	(10,072)	(10,375)	(18,533)
Decrease (increase) in receivables	11,769	(3,544)	(3,747)	8,022	(13,847)
(Decrease) increase in payables	(4,359)	4,084	(4,938)	(9,297)	8,148

Cash generated (used) by operations	31,122	24,469	(9,678)	21,444	22,248
Foreign tax paid	(35)	(228)	(503)	(538)	(603)
Interest paid	(84)	(108)	(120)	(204)	(225)
R&D tax credit received	—	295	—	—	295

Net cash inflow (outflow) from operating activities	31,003	24,428	(10,301)	20,702	21,715

7. Contingent Liabilities

Other than as discussed in the litigation section of the operating review on pages 5 and 6, there are no other contingent liabilities.

8. Taxation

Tax for the 26 week period is credited at 11.6% (26 weeks ended 2 July 2010: 25.0%) representing the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax income for the 26 week period.

9. Dividends

Amounts recognised as Equity dividends issued to shareholders were $10,973,000. The proposed interim dividend for the 26 week period ended 1 July 2011 is $0.03 per share.

The proposed interim dividend of $0.03 per share was approved by the Board subsequent to 1 July 2011 and has not been included as a liability as of 1 July 2011.

10. Segmental reporting

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

Segment revenues and results

Management uses non-GAAP (denoted as ‘underlying’) measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions and have therefore been presented as part of Segmental Reporting disclosures.

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 1 July 2011:

26 weeks ending 1 July, 2011	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue

Total segment revenue	136,496	119,234	102,086	—	357,816

Result

Underlying operating (loss) profit	(15,145)	23,670	15,757	—	24,282

Share-based payment charges				(4,594)	(4,594)
Amortisation of acquired intangible assets				(7,287)	(7,287)
Integration and restructuring				(2,053)	(2,053)
Acquisition-related fees				(8,959)	(8,959)
Litigation settlement income				14,532	14,532
Litigation settlement				(6,000)	(6,000)

Operating profit					9,921
Investment income					292
Finance costs					(1,740)

Profit before tax					8,473

10.	Segmental reporting (continued)

26 weeks ending 2 July, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	175,178	114,051	104,521	—	393,750

Result
Underlying operating (loss) profit	(15,517)	27,269	23,754	—	35,506

Share-based payment charges				(5,922)	(5,922)
Amortisation of acquired intangible assets				(6,897)	(6,897)

Operating profit					22,687
Investment income					420
Finance costs					(968)

Profit before tax					22,139

11.	Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the last annual report.

Supplementary information

Non-GAAP Disclosure

Summary income statement – Underlying results

	Q2 2011 (unaudited)		Q2 2010 (unaudited)		Q1 2011 (unaudited)		H1 2011 (unaudited)		H1 2010 (unaudited)
		Underlying		Underlying		Underlying		Underlying		Underlying
		$’000		$’000		$’000		$’000		$’000
Revenue		193,940		220,724		163,876		357,816		393,750
Underlying cost of sales		(97,388)		(115,771)		(83,433)		(180,821)		(208,255)
Underlying gross profit		96,552		104,953		80,443		176,995		185,495

Underlying research and development		(47,845)		(52,322)		(49,708)		(97,553)		(96,036)
Underlying selling, general and administrative		(24,470)		(28,612)		(30,690)		(55,160)		(53,953)

Underlying Operating profit		24,237		24,019		45		24,282		35,506
Investment income		112		263		852		964		420
Underlying finance(expense) income		(995)		(221)		236		(759)		(968)

Underlying profit before tax		23,354		24,061		1,133		24,487		34,958
Underlying tax		(7,272)		(2,880)		1,915		(5,357)		(3,966)

Underlying profit for the period		16,082		21,181		3,048		19,130		30,992

Diluted share count		169,572,041		182,907,676		175,360,161		172,177,856		182,771,785

Underlying Earnings per share	$		$		$		$		$
Diluted		0.09		0.12		0.02		0.11		0.17

Reconciliation of IFRS results to underlying measures

Q2 2011	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000	%	$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	95,025	49.0	(49,999)	(31,832)	13,194	11,330	107	11,437	0.07
Amortisation of intangibles	1,527	0.8	1,212	893	3,632	3,632	(1,276)	2,356	0.01
Share option charges	—	—	942	360	1,302	1,302	(111)	1,191	0.01
Acquisition fees	—	—	—	4,924	4,924	4,924	460	5,384	0.03
Integration and restructuring	—	—	—	1,185	1,185	1,185	(314)	871	0.01
Unwinding of discount on litigation settlements	—	—	—	—	—	643	(168)	475	0.00
Recognition of tax losses brought forward	—	—	—	—	—	—	(5,970)	(5,970)	(0.04)
Loss on close period share buyback	—	—	—	—	—	338	—	338	0.00

Underlying	96,552	49.8	(47,845)	(24,470)	24,237	23,354	(7,272)	16,082	0.09

Q2 2010	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000	%	$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	103,632	47.0	(55,190)	(30,698)	17,744	17,786	(4,447)	13,339	0.07
Amortisation of intangibles	1,321	0.5	1,281	844	3,446	3,446	—	3,446	0.02
Share option charges	—	—	1,587	1,242	2,829	2,829	1,567	4,396	0.03

Underlying	104,953	47.5	(52,322)	(28,612)	24,019	24,061	(2,880)	21,181	0.12

Q1 2011	Gross Profit	Gross Margin	R&D Expense	SG&A Expense	Operating (loss) profit	(Loss) profit before tax	Taxation	Net Profit	Diluted EPS
	$’000	%	$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	78,916	48.2	(52,737)	(29,452)	(3,273)	(2,857)	876	(1,981)	(0.01)
Amortisation of intangibles	1,527	0.9	1,213	915	3,655	3,655	(1,707)	1,948	0.01
Share option charges	—	—	1,816	1,476	3,292	3,292	—	3,292	0.02
Acquisition fees	—	—	—	4,035	4,035	4,035	(1,069)	2,966	0.02
Integration and restructuring	—	—	—	868	868	868	(230)	638	0.00
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	672	(178)	494	0.00

Underlying	80,443	49.1	(49,708)	(30,690)	45	1,133	1,915	3,048	0.02

Reconciliation of IFRS results to underlying measures (continued)

H1 2011	Gross Profit	Gross Margin	R&D Expense	SG&A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000	%	$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	173,941	48.6	(102,736)	(61,284)	9,921	8,473	983	9,456	0.05
Amortisation of intangibles	3,054	0.9	2,425	1,808	7,287	7,287	(2,983)	4,304	0.02
Share option charges	—	—	2,758	1,836	4,594	4,594	(111)	4,483	0.03
Acquisition fees	—	—	—	8,959	8,959	8,959	(609)	8,350	0.05
Integration and restructuring	—	—	—	2,053	2,053	2,053	(544)	1,509	0.01
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.03
Unwinding of discount on litigation settlements	—	—	—	—	—	1,315	(346)	969	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(5,970)	(5,970)	(0.04)
Loss on close period share buyback	—	—	—	—	—	338	—	338	0.00

Underlying	176,995	49.5	(97,553)	(55,160)	24,282	24,487	(5,357)	19,130	0.11

H1 2010	Gross Profit	Gross Margin	R&D Expense	SG&A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000	%	$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	182,853	46.4	(101,953)	(58,213)	22,687	22,139	(5,533)	16,606	0.09
Amortisation of intangibles	2,642	0.7	2,567	1,688	6,897	6,897	—	6,897	0.04
Share option charges	—	—	3,350	2,572	5,922	5,922	1,567	7,489	0.04

Underlying	185,495	47.1	(96,036)	(53,953)	35,506	34,958	(3,966)	30,992	0.17

INDEPENDENT REVIEW REPORT TO CSR PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 1 July 2011 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 1 July 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

26 July 2011